PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

CODE OF BUSINESS CONDUCT

I.

PURPOSE

Paramount Energy Trust has a reputation for integrity and honesty.  This reputation has been earned through the unwavering commitment of every employee to these two principles.  The continued success of the Trust is dependent on maintaining the highest standards of business ethics in all interactions with co-workers, Unitholders, governments, customers, suppliers, competitors, and the public.  The Code sets out a standard of conduct that is required in order to ensure compliance with laws and regulations that govern PET’s business activities, in order to foster PET’s reputation in the community, and in order to maintain a corporate climate in which the integrity and dignity of each individual is valued and respected.

II.

GENERAL

PET and its employees will adhere to the highest ethical standards in all business activities.  Any situation, decision, or action should first consider what is right and how that situation, decision or action will reflect on the Trust.

This Code does not specifically address every form of unacceptable conduct.  However, each employee has a duty to preserve and maintain both the letter and spirit of this Code, and it is expected that each employee will exercise best judgment in applying the Code’s guidelines to everyday decisions and actions.

Employees who are uncertain as to the interpretation of this Code, their obligations, or the ethical aspects of any specific situation should consult their supervisor, Corporate Counsel, or other member of senior management, as appropriate.

III.

COMPLIANCE

All employees shall be made aware of this Code upon their becoming employees.  Amendments to this Code shall be provided to employees after such amendments have been approved by PET’s Board of Directors.

Compliance with the standards set out in this Code is mandatory, and is reinforced through a process of regular certification.  All employees are required to certify, upon becoming an employee and annually

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

thereafter, their review of and compliance with this Code using the certification form attached.  The certification form shall also be used by employees to disclose any business, commercial or financial interests, activities or relationships that might reasonably be regarded as creating an actual, potential or perceived conflict of interest.

Any unscrupulous dealing, any dishonest or unethical business practice, any breach of the law, or any breach of this Code or any other PET policy will be subject to disciplinary action, up to and including termination from employment.  Where the conduct in question constitutes a fundamental breach of the employee’s employment contract with PET, such breach will be just cause for immediate termination of employment without notice.  Similarly, where the offending party is a consultant, PET will terminate the consulting arrangement; where the offending party is a director, PET will request his or her immediate resignation.

IV.

COMPLIANCE WITH LAWS AND REGULATIONS

A concern for what is lawfully and morally right underlies all business decisions.  A company may be held liable for the wrongful actions of its employees.  Employees must therefore be diligent to ensure that their dealings and actions on behalf of PET comply with the requirements and intent of all relevant legislation and regulations applicable in the jurisdictions in which the Trust conducts its business.  This includes rules and guidelines established by self-regulating bodies and professional organizations to which the Trust or its employees belong.

Illegal acts by employees and business associates will not be tolerated.  PET employees will not direct another employee to violate a law or regulation, regardless of the motive, and an employee’s illegal act will not be excused based on the instructions of his or her supervisor.

In addition to the laws imposed by statute, there is a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others.  Employees must ensure that their conduct is in compliance with this duty.

Ignorance of the law does not typically excuse someone who contravenes the law.  All employees have a duty to themselves and to the Trust to keep informed of the laws and regulations that may affect their job performance and the affairs of the Trust, and to share that knowledge others in the workplace.

V.

CONFLICTS OF INTEREST

Each employee has a duty to act in the best interests of the Trust.  All business decisions and actions taken by PET employees must be intended solely for the best interests of the Trust.  A conflict of interest occurs when an employee’s private interests in any way interfere, or appear to interfere, with the duties the employee has to the Trust.

A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Trust objectively and effectively, or when an employee or his or her relative or friend receives improper personal benefits as a result of the employee’s position with the Trust.  Where a conflict of interest exists or is perceived to exist, the employee may be put in a compromising position or his or her judgment may be questioned.  PET employees must be, and must be seen to be, free to act in the best interests of the Trust.  Employees must therefore act in such a manner that their conduct will bear the utmost scrutiny -- not only actual conflicts of interest, but the very appearance of conflict should be avoided.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

To that end, both at the time their employment commences and at the time a potential conflict arises, employees must immediately disclose in writing to senior officers of the Trust all business, commercial or financial interests, activities or relationships which may reasonably be seen as creating an actual, potential or perceived conflict of interest.  The Trust will then determine if an actual or perceived conflict of interest exists, and will decide what steps should be taken in order to protect both the Trust and the employee from the particular situation.  Resolution may include the Trust’s consent if it is clear that the employee’s interests are not improper, the situation is not adverse to PET, and the Trust’s reputation for ethical conduct would not be compromised by the appearance of a conflict of interest.  Without the Trust’s written consent to the conflict, the conflict situation must cease immediately.

A director must immediately report to the President and CEO of the Trust any event that may give rise to a conflict of interest.  The potential conflict and any solution thereto will be reported and documented at the next meeting of the Board of Directors.  Each director agrees that he or she must refrain from voting on any matter where a conflict exists, and in the event that the conflict is incurable, the director will resign from the board if deemed necessary.  Disclosure is also subject to the provisions of the Corporate Governance Directors’ Manual, as well as the continuous disclosure obligations set out in National Instrument 51-102, which is incorporated herein by reference.

Many situations may be classified as conflicts of interest.  The following examples are not exhaustive, but illustrate those that are most common in order to serve as a guide.  Where there is any doubt as to whether a potential conflict exists, employees are encouraged to consult with senior officers of the Trust.

1.

Relationships

The potential for conflict of interest is inherent where an employee or his or her family member gains a personal benefit as a result of a business relationship with PET.  The potential for conflict is similarly inherent where an employee or his or her family member has a relationship with an outside business that supplies, is a customer of, consults to, or competes with PET – in any such case, the employee will immediately disclose the full nature of the relationship to PET.

Family member is defined as a spouse (including common-law spouse and same sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother, father, daughter, son, sister and brother-in-law), or any person (other than domestic employees) residing in the same household as the employee.

Employees shall refrain from giving preferred treatment to a family member, friend or acquaintance in the hiring, assessment of performance, career progression, or compensation of such person.

2.

Outside Business Interests

Employees shall refrain from:

(1)

serving as director, officer, or consultant of any outside concern which does business with, or is a direct competitor of the Trust;

(2)

competing with the Trust either directly or indirectly;

(3)

participating in any transaction involving the interests of the Trust and in which the employee or a close relative (spouse, child, parent, brother, sister, in-law, friend, or close acquaintance) has a personal interest;

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

(4)

owning or controlling a significant interest in and participating directly or indirectly in the profits of any outside concern, other than as a regular employee of such concern, which does business with or is a direct competitor of the Trust; and,

(5)

acquiring or trading in oil, gas, coal, or other mineral leases, royalty interests, and production payments that would at the time of their acquisition by an employee conflict with the best interest of the Trust;

except with the written consent of the Trust, which consent will not be unreasonably withheld providing the conflict or potential conflict is not materially adverse to the Trust.

Further, employees shall refrain from reserving for themselves or diverting elsewhere a business opportunity that belongs to, has been developed by, is or would be available to the Trust or for which the Trust has been or will be negotiating, or has been discovered through the employee’s use of PET’s property, information or position.

Securities of publicly-owned corporations which are traded regularly on open stock markets may be owned by employees if they are not purchased as a result of confidential knowledge about the operations, intentions or negotiations of the Trust with such parties or others.

An employee may hold property or interests acquired by inheritance or from investing for profit in real estate which may incidentally involve mineral interests or leases, provided there is no conflict with the best interest of the Trust and such holdings were not purchased as a result of confidential knowledge about the operation, intentions or negotiations of the Trust.

PET employees are not restricted from participating in other employment, including self-employment, provided it does not conflict with the interests of the Trust or interfere in any way with the performance of their duties to the Trust.

3.

Gifts and Payments

It is PET’s policy to deal fairly and lawfully with all customers, suppliers and independent consultants purchasing or furnishing goods or services.  All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

Employees shall neither seek, accept, nor give (directly or indirectly):

(1)

a commission, kick-back, gift or any other fee or payment for the direct or indirect benefit of the employee or any other persons or corporation;

(2)

gratuities, gifts or favours of any sort having in aggregate more than a nominal value;

(3)

loans, cash or securities in any amount, excessive entertainment or travel;

(4)

payments, services or fees that are excessive in consideration for services rendered in the normal course of business; or,

(5)

special privileges of value, or other substantial or unusual favours;

from or to any person or company which does or is seeking to do business with, or is a competitor of the Trust and its affiliates.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

The above does not preclude employees from obtaining, on their own credit rating, regular loans from established banking or financial institutions.

Accepting gifts of nominal value (advertising mementos, desk calendars or pens) or accepting hospitality or entertainment (lunch, dinner, or tickets to a local sporting event) is permitted.  Employees must discuss gifts of a more substantial nature, such as trips or accommodations, with their supervisor, which in turn must be discussed with a senior officer or officers of the Trust.  Directors must report gifts of a more substantial nature to the President and CEO.

Modest gifts, favours or entertainment may be provided by employees whose duties permit them to do so, provided all of the following conditions are met:

(1)

they are not in the form of cash or securities, and are of nominal value (as a guideline, the value should be such that would readily be reported and approved on a PET employee expense report);

(2)

they do not contravene any law, are made as a matter of generally accepted practice, and do not create a sense or appearance of obligation; and,

(3)

if subsequently disclosed to the public, they would not in any way harm the reputation of the Trust or the recipient.

PET complies with all laws prohibiting payments to public officials.

4.

Social Responsibility and Contributions

As a responsible community citizen, the Trust encourages and supports the participation of its employees and consultants in political, charitable, educational and cultural activities.  However, PET employees who so participate must do so on their own behalf and in their in their own capacity, and not as representatives of PET.

The direct or indirect use of the Trust’s funds, goods or services as contributions to charities, political parties, campaigns or candidates for election to any level of government requires the prior approval of the President and CEO.

Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of PET facilities or assets.  Time spent on charitable, political or similar activities while an employee is to be attending to his or her employment responsibilities also amounts to a contribution.  No employee will be reimbursed for any contribution made.

5.

Government Relations

PET offers services to a heavily regulated industry, and in providing services which relate directly to regulations one must be especially sensitive to the interaction of employees with public officials.  All interaction and communications between employees and public officials are to be conducted in a manner that will not compromise the integrity or reputation of any public office, the Trust or its affiliates.

Employees shall refrain from engaging in community or political activities in any matter where there may be a conflict with the best interests of the Corporation.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

6.

Directorships

Directorships of any employee in commercial companies or in any charitable, educational, cultural, political or non-profit organizations require prior approval by the President and CEO.

VI.

CONFIDENTIAL AND PROPRIETARY INFORMATION

1.

General

An employee has an obligation to refrain from disclosing to unauthorized persons or using for personal benefit or advantage the Trust’s corporate trade secrets, competitive information, or other confidential, proprietary information which has not been specifically published by PET for external use, and which has not been publicly disseminated.

The Trust is in a highly competitive environment with other petroleum companies seeking the advantage of technical ideas or information.  All Trust records, information, data, reports, papers, devices, processes, plans, and methods (including but not limited to methods of doing business and information on P&NG rights held by the Trust, cost information, geological maps, engineering and information system technologies, etc.) are the "intellectual property" of PET and are considered to be strictly confidential.  In addition, information relating to employee compensation, including general information regarding PET’s compensation, bonus, savings, unit ownership, unit incentive or benefits plans, or specific information pertaining to individual employee’s compensation, is considered to be confidential information.  Employees are not to reveal or use for any personal purpose such confidential information without written consent from the President and CEO.

Confidential information does not include information which is already in the public domain.  Certain information may be released by the Trust (to comply with securities regulations for example); however, the release of such information is a decision of the Board of Directors and/or the Chief Financial Officer and the President and CEO.  If there is any doubt as to what can or cannot be discussed, employees should err on the side of caution and not communicate any information.  For more specific advice, an immediate supervisor, the Chief Financial Officer or the President and CEO should be consulted.

The legal obligation to protect the Trust’s confidential information extends beyond the term of employment.

2.

Patents and Inventions

All inventions, discoveries and copyrights made by employees during, or as a result of, their employment with PET (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of PET unless a written release is obtained from the President and CEO.

PET respects the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.

3.

Business Records and Financial Transactions

PET’s financial transactions are recorded accurately, in a timely manner, and in full compliance with generally accepted accounting principles.  Internal controls are in place to ensure that all transactions are approved and executed in accordance with authorities delegated by management, are supported by appropriate and reliable documentation, and are available for independent audit examination.  It is

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

expected that all employees understand their role and responsibilities in this regard.  Auditors have access to the Board of Directors, including regular meetings without management present.

Employees must not conceal or defer acting upon knowledge of accounting errors, establish or maintain any undisclosed accounts, or pressure another employee into making an inappropriate or deceptive accounting entry.

PET has approved and issued a Disclosure Policy that is intended to ensure the senior officers of the Trust make timely public disclosure of its financial performance in full compliance with the applicable legislation.

It is a violation of this Code to falsify any Trust records or documents (including, for example, contracts, orders, time sheets, or expense reports).

4.

Inside Information

Certain information, which PET treats as confidential, may influence the price or trading of PET’s trust units or other securities if it is disclosed to members of the public.  Inside information would include information concerning major contracts, proposed acquisitions, divestitures or mergers, and sales and earnings figures.

Insider trading, which involves the purchase or sale of securities by employees or their relatives or associates based on inside information regarding the Trust’s affairs, is an improper use of confidential information, is a conflict of interest, and is illegal.

Employees are responsible for being familiar with and abiding by all laws, regulations and rules respecting “insiders” and “insider trading”.  To assist employees with their obligations under relevant the legislation, PET has approved and issued an Insider Trading Policy -- employees are required to be familiar with and abide by this document as well.

5.

Community & Media Relations

In its business the Trust and its employees come in contact with many members of the public, including individuals, community groups, public officials and members of the media.  PET strives to maintain its good reputation in the community and, therefore, needs to ensure that employees speaking on behalf of the Trust recognize and deal with sensitive issues in an appropriate manner.  Enquiries from members of the community related to matters of a sensitive nature should be directed to a senior officer of the Trust.  Enquiries from the media should be directed to the President and CEO.

6.

Fair Dealing

Employees shall not take unfair advantage of any customer, supplier, competitor, or fellow employee through manipulation, misrepresentation of material facts, or any other unfair-dealing practice.

VII.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees have a duty to protect the Trust’s assets and ensure their efficient use.  All PET assets must be used for legitimate business purposes.  Employees may not partake in the unauthorized use of PET resources or property, including time at work, for personal benefit or for the benefit of another business.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

PET assets include company facilities, equipment, tools, supplies, property (including intellectual property), communication networks, and information systems.  Employees are expected to take reasonable steps to protect PET assets from loss, theft, damage, vandalism, gross neglect, unauthorized use or unauthorized disposal, and are expected to safeguard access controls such as codes, access cards, and keys.

Unauthorized use or misappropriation of PET property, networks, funds, or any other asset is not permitted.  Examples of actions that are not permitted include:

•

misuse of any company-issued credit card;

•

unauthorized use or possession of PET equipment and supplies;

•

unauthorized use of the long distance network, fax machines, wireless devices, email, or the internet.

Employees are referred to the Trust’s Systems Policy for further details on the acceptable use of PET’s information technology systems.

VII.

RESPECT FOR OTHERS

PET respects both the law and the spirit of non-discriminatory treatment of employees and co-workers, and is committed to providing a working environment where all employees can work with mutual respect and without fear of personal harassment of any nature, including intimidation, blackmail, ridicule, coercion, or abuse.  In working together, PET employees must ensure that they treat each other with respect, dignity, honesty, and fairness.

Any form or harassment in the workplace is unacceptable.  Employees are referred to the Trust’s Workplace Harassment and Violence Prevention Policy which specifically sets out appropriate guidelines as well as procedures to be followed in the event that an employee reasonably believes a form of harassment is occurring.

In all matters related to the supervision and development of employees, including hiring, supervision, compensation, promotion and termination, no employee will be discriminated against because of race, religious beliefs, colour, gender (including sexual harassment and pregnancy), sexual orientation, physical or mental disability, ancestry or place of origin, marital status, source of income, family status, citizenship, language, age, or political beliefs.

VIII.

HEALTH, SAFETY AND THE ENVIRONMENT

PET is committed to providing safe and healthful working conditions for all employees, and to conducting its activities in an environmentally responsible manner.

Employees are expected to read and be aware of the Trust's Environmental and Safety policies.  Awareness of such procedures, and the giving of due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints will assist PET in improving operations, thereby avoiding, to the greatest extent possible, injury or sickness to all persons, as well as damage to property or the environment.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

All conditions, situations or accidents which give rise to health, safety, or environmental concerns must be immediately reported to Gord Ferguson, Corporate Compliance Consultant, and to one of the senior officers of the Trust.

IX.

EMPLOYEE REPORTING

PET encourages an environment where individuals can confidentially and anonymously report complaints and concerns regarding questionable business conduct without fear of reprisal.

All employees are encouraged to report to the Human Resources/Administration Coordinator (or designate) any behaviour which they believe on reasonable grounds to be unethical or illegal.  Reporting may be done on an anonymous basis if the employee wishes to do so.  No adverse action will be taken against any employee for making a complaint or disclosing information in good faith; however, any other employee who retaliates against someone who has in good faith reported a violation or suspected violation of this Code will be subject to disciplinary action up to and including termination from employment.

PET has also established an Employee Whistleblower Policy, which ensures a safe and secure means by which an appropriate body can receive, retain and investigate all reports of complaints and concerns regarding accounting, internal accounting controls and auditing matters.

X.

GRANDFATHERING

Employees who are currently in contravention of any of the requirements of this Code must declare those situations.  Upon the Trust's formal approval (which will not be unreasonably withheld), such exceptions will be acceptable providing that the PET's integrity and unitholder assets are not compromised.  For example, PET may allow a consultant to be a director of a competitor oil and gas company where no conflict of interest exists.

XI.

CERTIFICATION

All current employees of PET and PET’s subsidiaries are required, at the commencement of employment and annually thereafter, to certify their review of and compliance with the provisions contained in this Code of Business Conduct by completing the attached form of compliance certificate.  PET officers are further required annually to provide a compliance certificate to the Corporate Governance Committee of the Board of Directors.  The attached form of compliance certificate is also to be used by employees to disclose any potential conflict of interest situation that may arise following this certification requirement.

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

XII.

POLICIES AND PROCEDURES INCLUDED BY REFERENCE

Employees are referred to the following policies and procedures that have been approved by the Trust, which policies and procedures form part of and augment this Code of Conduct.  Employees are required to have read, be familiar with, and comply with the policies below:

•

Disclosure Policy

•

Insider Trading policy

•

Employee Whistleblower Policy

•

Management Responsibility For Internal Control Policy

•

Delegation of Authority Policy

•

Systems Policy

•

Workplace Harassment and Violence Prevention Policy

•

Drug and Alcohol Abuse Policy

•

Environmental Protection Policy

•

Emergency Response Policy

•

Safety Policy

•

Contractor Environmental Health and Safety Policy

•

Privacy Code

•

Hedging and Risk Management Policy

PARAMOUNT ENERGY TRUST

APPROVED BY PEOC BOARD OF DIRECTORS

CODE OF BUSINESS CONDUCT

DECEMBER 6, 2007

PARAMOUNT ENERGY TRUST

CODE OF BUSINESS CONDUCT

EMPLOYEE/CONSULTANT/OFFICER

CERTIFICATION STATEMENT

I have read and am familiar with PET's Code of Business Conduct (the “Code”) and the policies of the Trust referred to therein, and I certify that:

(1)

I understand the content, purpose, and consequences of contravening the Code or any of the policies referred to therein.

(2)

I am not and have not been in violation of the Code or any of the policies referred to therein, but for those exceptions I have stated below.

(3)

After due inquiry and to my best knowledge and belief, no employee or consultant under my direct supervision is in violation of the Code or any of the policies referred to therein.

(4)

I will exercise my best efforts to ensure full compliance with, and will continue to abide fully by the Code and all of the policies referred to therein.

Print or type name

Signature

Title and Location

Date

Any/All Exceptions

(Please include any potential conflict of interest situations)

(1)

(2)

(If required, provide additional details on the reverse side of this sheet or by appendage to this Certificate.)